FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                     No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                    No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                    No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

TABLE OF CONTENTS

Item
1.	Letter to the Buenos Aires Stock Exchange regarding the equity capitalization of the BBVA Banco Francés S.A.

TRANSLATION FROM SPANISH

November 2, 2004

TO:

•	BOLSA DE COMERCIO DE BUENOS AIRES

[Buenos Aires Stock Exchange]

•	COMISIÓN NACIONAL DE VALORES

[Argentine Securities Committee]

•	BANCO CENTRAL DE LA REPÚBLICA ARGENTINA

[Central Bank of Argentine Republic]

•	LATIBEX

•	SECURITIES AND EXCHANGE COMMISSION (SEC)

Dear Sirs:

REPORT OF RELEVANT FACTS

This letter is being written in our capacity as attorneys-in-fact for BBVA Banco Francés S.A. (the “Bank” or “Banco Francés”), in accordance with the provisions of section 23 of Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange] Regulations, within the framework of the process of equity capitalization of the Bank for up to 103,232,874 shares. The public offering was authorized by Resolution No. 14.917 of the Comisión Nacional de Valores [National Securities Commission of Argentina] on October 4, 2004.

We would like to inform you that on November 2, 2004, Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) subscribed 65,326,744 New Shares (as defined in the Prospectus dated October 5, 2004) exercising its pre-emptive rights on 232,955,170 shares.

The paying-up of the amount in pesos corresponding to the New Shares, $ 230,603,406.32 (two hundred and thirty million six hundred three thousand four hundred and six Argentine pesos and 32/100 cents) is made by means of capitalization of BBVA loans (as defined in the Prospectus dated October 5, 2004) for US$ 77,701,464.68 plus interest until November 2, 2004, for US$ 21,288.07. The applicable rate of exchange is 2.967 pesos for each U.S. dollar.

Regarding accretion rights, BBVA has confirmed its intention to exercise the accretion rights provided that the total subscriptions made by third party subscribers, other than BBVA, both for pre-emptive and accretion rights, added to the subscription of BBVA, do not reach an amount equivalent to US$ 117,701,464.68.

Very truly tours,

Attorney –in-Fact	Attorney-in-Fact

BANCO FRANCÉS HAS NOT OFFERED AND WILL NOT OFFER THE NEW SHARES TO PERSONS IN THE UNITED STATES. THE NEW SHARES OF BANCO FRANCÉS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 AND THEREFORE MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS. THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY NEW SHARES.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date:	November 5, 2004	By:	/s/ Marcelo G. Canestri
			Name:	Marcelo G. Canestri
			Title:	Chief Financial Officer